June 9, 2005

Via U.S. Mail and Facsimile to (847) 455-6930
Mr. Lawrence A. Boik
Chief Financial Officer
A. M. Castle & Co.
3400 North Wolf Road
Franklin Park, IL 60131

	Re:	A. M. Castle & Co.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
		File No. 1-5415

Dear Mr. Boik:

      We have reviewed your filing and have the following comments. We have limited our review to those issues we have addressed in our comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Balance Sheet, page 19

1. Please revise your inventory presentation to separately report the value of inventory consigned to others at each balance sheet date. See
Question 2 of SAB Topic 13-A-2.

2. Include in Management`s Discussion and Analysis, a more detailed analysis of the revenue recognized in each period from sales of consigned inventory.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gabrielle Malits, Staff Accountant, at (202)
551-3702
if you have questions regarding comments on the financial
statements and
related matters.   Please contact me at (202) 551-3683 with any
other
questions.

								Sincerely,


								Jill Davis
      Branch Chief
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Mr. Lawrence A. Boik
A. M. Castle & Co.
June 9, 2005
page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05